Exhibit 99.1

ELBIT IMAGING ANNOUNCES SALE OF ITS GAP OPERATIONS IN ISRAEL

Tel-Aviv, Israel, January 10, 2012, Elbit Imaging Ltd. (NASDAQ: EMITF) ("the "Company") announced today that the Company and its subsidiary Elbit Trade & Retail Ltd. (“Elbit Trade”) entered into an agreement with Gottex Models Ltd. (“Gottex”), for the sale of all its shares in Elbit Trade and all their interests in GB Brands, Limited Partnership (“GB Brands”), which is the franchisee of the GapTM brand in Israel.

The purchase price to be paid by Gottex under the agreement is NIS 26 million, plus the agreed value of the Gap inventory as of the closing date, which is estimated to approximately NIS 14 million as of the date hereof, reflecting a total consideration of NIS 40 million. The said consideration is subject to adjustments based on the agreed value of the working capital attributed to the Gap activity as of the closing date.

The transaction is expected to close in February 2012, and is subject to approval of the Israeli Antitrust Authority as well as the satisfaction of certain other closing conditions.

The Company will continue to hold and manage its retail activities in Israel with respect to the MANGO-MNGTM brand. The MANGO brand is spread throughout Israel with 25 MANGO stores, which have experienced a significant improvement in their financial results in the past few months.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India; (ii) U.S. Real Property - Investment in commercial real property in the United States; (iii) Hotels - Hotel operation and management, primarily in major European cities; (iv) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (v) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India and in Eastern Europe; (vi) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel; and (vii) Other Activities - (a) venture capital investments and (b) investments in hospitals and farm and dairy plants in India. We have presently decided to suspend our investment activities in hospitals and farm and dairy plants in India until we are satisfied that the economy has recovered sufficiently to resume such activities.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, risks associated with uncertainty as to whether the transaction will be completed, the occurrence of any event, change or other circumstances that could give rise to the termination of the agreement, potential litigation associated with the transaction, the failure to obtain antitrust and bank  approvals for the transaction, the failure of any party to meet the closing conditions set forth in the agreement, risks that the proposed transaction disrupts current plans and operations, the extent and timing of regulatory approvals, the distraction of management resulting from the proposed transaction, as well as the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2010, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:	Investor Contact:
Dudi Machluf	Mor Dagan
Chief Executive Officer (Co-CEO)	Investor Relations
Tel: +972-3-608-6024	Tel: +972-3-516-7620
dudim@elbitimaging.com	mor@km-ir.co.il

Elbit Imaging Ltd.
2 Weitzman Street, Tel Aviv 64239, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054